Exhibit 99.4
ASML — Summary IFRS Consolidated Income Statement 1,2

		Three months ended,		Twelve months ended,
(in millions EUR)		Dec 31, 2009	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010

Net system sales		431.8	1,313.1	1,174.9	3,894.7
Net service and field option sales		148.8	208.3	421.2	613.2

Total net sales		580.6	1,521.4	1,596.1	4,507.9

Cost of sales		432.3	860.4	1,210.9	2,696.1

Gross profit on sales		148.3	661.0	385.2	1,811.8

Research and development costs		69.7	184.0	304.7	468.1
Selling, general and administrative costs	[3]	40.0	51.1	156.5	182.4

Operating income (loss)		38.6	425.9	(76.0)	1,161.3

Interest charges	[3]	(6.4)	(1.0)	(7.9)	(7.7)

Income (loss) before income taxes		32.2	424.9	(83.9)	1,153.6

Provision for income taxes		2.6	(62.7)	2.5	(168.1)

Net income (loss)		34.8	362.2	(81.4)	985.5

ASML — Summary IFRS Consolidated Statement of Financial Position 1,2

(in millions EUR)		Dec 31, 2009	Dec 31, 2010

ASSETS
Property, plant and equipment	[3]	662.2	745.3
Goodwill		139.6	150.1
Other intangible assets		346.9	277.0
Deferred tax assets		266.7	234.2
Finance receivables		—	28.9
Derivative financial instruments		55.9	71.8
Other assets		16.1	159.6

Total non-current assets		1,487.4	1,666.9

Inventories		986.4	1,500.1
Current tax assets		11.3	12.7
Derivative financial instruments		47.4	24.4
Finance receivables		21.6	12.6
Accounts receivable		377.4	1,123.5
Other assets		145.9	163.8
Cash and cash equivalents		1,037.1	1,949.8

Total current assets		2,627.1	4,786.9

Total assets		4,114.5	6,453.8

EQUITY AND LIABILITIES
Equity		2,050.8	3,022.5

Long-term debt	[3]	705.0	705.7
Derivative financial instruments		1.9	2.0
Deferred and other tax liabilities		264.0	203.2
Provisions		12.7	11.8
Accrued liabilities and other liabilities		42.4	371.0

Total non-current liabilities		1,026.0	1,293.7

Provisions		2.5	2.3
Derivative financial instruments		15.6	32.9
Current tax liabilities		15.0	61.2
Accrued liabilities and other liabilities		798.4	1,485.8
Accounts payable		206.2	555.4

Total current liabilities		1,037.7	2,137.6

Total equity and liabilities		4,114.5	6,453.8

ASML — Summary IFRS Consolidated Statement of Cash Flows 1,2

		Three months ended,		Twelve months ended,
(in millions EUR)		Dec 31, 2009	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)		34.8	362.2	(81.4)	985.5

Depreciation and amortization	[3]	90.6	54.4	239.6	267.1
Impairment charges		1.3	10.7	16.9	19.5
Loss on disposals of property, plant and equipment		1.0	0.9	4.1	2.9
Share-based payments		4.5	2.3	13.4	12.1
Allowance for doubtful debts		0.1	(2.1)	1.9	(1.3)
Allowance for obsolete inventory		(21.4)	3.9	19.5	28.5
Deferred income taxes		6.7	(64.5)	(27.3)	(27.1)
Change in assets and liabilities		(49.8)	(106.9)	83.3	(284.7)

Net cash provided by operating activities		67.8	260.9	270.0	1,002.5

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(7.7)	(68.9)	(105.0)	(128.7)
Proceeds from sale of property, plant and equipment		—	3.8	6.9	3.8
Purchases of intangible assets		(45.7)	43.0	(162.0)	(55.4)

Net cash used in investing activities		(53.4)	(22.1)	(260.1)	(180.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid		—	—	(86.5)	(87.0)
Net proceeds from issuance of shares and stock options		6.4	10.5	11.1	31.0
Deposits from customers		—	150.0	—	150.0
Net proceeds from other long-term debt		—	—	0.1	—
Redemption and/or repayment of debt	[3]	(2.1)	(2.1)	(8.4)	(8.4)

Net cash provided by (used in) financing activities		4.3	158.4	(83.7)	85.6

Net cash flows		18.7	397.2	(73.8)	907.8

Effect of changes in exchange rates on cash		0.4	4.6	1.7	4.9

Net increase (decrease) in cash & cash equivalents		19.1	401.8	(72.1)	912.7

ASML — Quarterly Summary IFRS Consolidated Income Statement 1,2

		Three months ended,
		Dec 31,	Mar 28,	Jun 27,	Sep 26,	Dec 31,
(in millions EUR)		2009	2010	2010	2010	2010

Net system sales		431.8	631.6	923.0	1,027.0	1,313.1
Net service and field option sales		148.8	110.2	145.7	149.0	208.3

Total net sales		580.6	741.8	1,068.7	1,176.0	1,521.4

Cost of sales		432.3	476.6	648.0	711.1	860.4

Gross profit on sales		148.3	265.2	420.7	464.9	661.0

Research and development costs		69.7	88.9	87.4	107.8	184.0
Selling, general and administrative costs	[3]	40.0	40.0	43.0	48.3	51.1

Operating income		38.6	136.3	290.3	308.8	425.9

Interest income (charges)	[3]	(6.4)	(5.9)	(3.5)	2.7	(1.0)

Income before income taxes		32.2	130.4	286.8	311.5	424.9

(Provision for) benefit from income taxes		2.6	(29.1)	(34.2)	(42.1)	(62.7)

Net income		34.8	101.3	252.6	269.4	362.2

ASML — Quarterly Summary IFRS Consolidated Statement of Financial Position 1,2

		Dec 31,	Mar 28,	Jun 27,	Sep 26,	Dec 31,
(in millions EUR)		2009	2010	2010	2010	2010

ASSETS
Property, plant and equipment	[3]	662.2	726.7	749.4	724.8	745.3
Goodwill		139.6	149.8	162.8	149.7	150.1
Other intangible assets		346.9	351.4	350.6	339.4	277.0
Deferred tax assets		266.7	260.6	229.1	177.0	234.2
Finance receivables		—	—	—	32.2	28.9
Derivative financial instruments		55.9	79.3	71.2	87.3	71.8
Other assets		16.1	15.0	18.6	18.8	159.6

Total non-current assets		1,487.4	1,582.8	1,581.7	1,529.2	1,666.9

Inventories		986.4	1,174.0	1,327.8	1,458.5	1,500.1
Current tax assets		11.3	37.5	74.7	82.4	12.7
Derivative financial instruments		47.4	33.5	34.6	32.5	24.4
Finance receivables		21.6	23.3	—	12.3	12.6
Accounts receivable		377.4	629.8	811.5	915.0	1,123.5
Other assets		145.9	175.2	176.7	209.3	163.8
Cash and cash equivalents		1,037.1	1,087.3	1,188.6	1,548.0	1,949.8

Total current assets		2,627.1	3,160.6	3,613.9	4,258.0	4,786.9

Total assets		4,114.5	4,743.4	5,195.6	5,787.2	6,453.8

EQUITY AND LIABILITIES
Equity		2,050.8	2,084.9	2,367.4	2,606.2	3,022.5

Long-term debt	[3]	705.0	715.5	730.7	735.9	705.7
Derivative financial instruments		1.9	2.4	3.2	3.5	2.0
Deferred and other tax liabilities		264.0	277.1	248.8	215.4	203.2
Provisions		12.7	13.0	13.8	12.1	11.8
Accrued liabilities and other liabilities		42.4	43.3	54.2	55.0	371.0

Total non-current liabilities		1,026.0	1,051.3	1,050.7	1,021.9	1,293.7

Provisions		2.5	2.7	2.7	2.5	2.3
Derivative financial instruments		15.6	30.0	56.8	32.5	32.9
Current tax liabilities		15.0	5.8	13.3	26.7	61.2
Accrued liabilities and other liabilities		798.4	1,190.9	1,128.8	1,427.8	1,485.8
Accounts payable		206.2	377.8	575.9	669.6	555.4

Total current liabilities		1,037.7	1,607.2	1,777.5	2,159.1	2,137.6

Total equity and liabilities		4,114.5	4,743.4	5,195.6	5,787.2	6,453.8

ASML — Quarterly Summary IFRS Consolidated Statement of Cash Flows 1,2

		Three months ended,
		Dec 31,	Mar 28,	Jun 27,	Sep 26,	Dec 31,
(in millions EUR)		2009	2010	2010	2010	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net income		34.8	101.3	252.6	269.4	362.2

Depreciation and amortization	[3]	90.6	64.3	70.0	78.4	54.4
Impairment charges		1.3	0.8	7.9	0.1	10.7
Loss on disposals of property, plant and equipment		1.0	0.6	1.0	0.4	0.9
Share-based payments		4.5	2.8	2.4	4.6	2.3
Allowance for doubtful debts		0.1	0.2	—	0.6	(2.1)
Allowance for obsolete inventory		(21.4)	2.4	14.5	7.7	3.9
Deferred income taxes		6.7	13.8	(7.6)	31.2	(64.5)
Change in assets and liabilities		(49.8)	(112.0)	(108.1)	42.3	(106.9)

Net cash provided by operating activities		67.8	74.2	232.7	434.7	260.9

Purchases of property, plant and equipment		(7.7)	(7.2)	(18.0)	(34.6)	(68.9)
Proceeds from sale of property, plant and equipment		—	—	—	—	3.8
Purchases of intangible assets		(45.7)	(31.4)	(37.9)	(29.1)	43.0

Net cash used in investing activities		(53.4)	(38.6)	(55.9)	(63.7)	(22.1)

Dividend paid		—	—	(87.0)	—	—
Net proceeds from issuance of shares and stock options		6.4	10.4	7.8	2.3	10.5
Deposits from customers		—	—	—	—	150.0
Redemption and/or repayment of debt	[3]	(2.1)	(2.1)	(2.1)	(2.1)	(2.1)

Net cash provided by (used in) financing activities		4.3	8.3	(81.3)	0.2	158.4

Net cash flows		18.7	43.9	95.5	371.2	397.2

Effect of changes in exchange rates on cash		0.4	6.3	5.8	(11.8)	4.6

Net increase in cash & cash equivalents		19.1	50.2	101.3	359.4	401.8

ASML — Notes to the Summary IFRS Consolidated Financial Statements
Basis of Presentation
ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU — accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’), except otherwise indicated.
For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is ASML’s primary accounting standard for the Company’s setting of financial and operational performance targets.
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
In general, ASML recognizes the revenue from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in our clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. Where not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but substantive rather than inconsequential or perfunctory a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, we have never failed to successfully complete installation of a system at a customer’s premises.
A portion of our revenue is derived from contractual arrangements with our customers that have multiple deliverables, such as installation and training services, prepaid service contracts and prepaid extended optic warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred until delivery of those elements. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid service contracts and prepaid extended optic warranty contracts is recognized over the term of the contract.
Foreign currency risk management
The Company uses the euro as its invoicing currency in order to limit exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.
It is the Company’s policy to hedge material transaction exposures, such as forecasted sales and purchase transactions. The Company hedges these exposures through the use of currency contracts.

It is the Company’s policy to hedge material remeasurement exposures. The net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.
As of December 31, 2010, equity includes EUR 40.8 million loss (net of taxes: EUR 35.9; December 31, 2009: EUR 41.8 million loss) representing the total anticipated loss to be charged to sales, and EUR 7.0 million loss (net of taxes: EUR 6.1 loss; December 31, 2009: EUR 0.5 million gain) to be charged to cost of sales, which will offset the higher EUR equivalent of foreign currency denominated forecasted sales and purchase transactions.
ASML — Reconciliation U.S. GAAP — IFRS 1,2
Net income

	Three months ended,		Twelve months ended,
(in thousands EUR)	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010

Net income (loss) under U.S. GAAP	50.5	406.8	(150.9)	1,021.8
Share-based payments (see Note 1)	0.1	0.5	2.4	0.3
Development costs (see Note 2)	(8.0)	(33.2)	49.8	(19.5)
Reversal of write-downs (see Note 3)	(11.4)	(5.1)	17.1	(14.6)
Income taxes (see Note 4)	3.6	(6.8)	0.2	(2.5)

Net income (loss) under IFRS	34.8	362.2	(81.4)	985.5
Shareholders’ equity

	Dec 31,	Mar 28,	Jun 27,	Sep 26,	Dec 31,
(in thousands EUR)	2009	2010	2010	2010	2010

Shareholders’ equity under U.S. GAAP	1,774.8	1,811.0	2,079.3	2,319.3	2,773.9
Share-based payments (see Note 1)	2.4	3.5	0.5	(0.2)	6.6
Development costs (see Note 2)	251.5	255.8	269.1	268.0	234.3
Reversal of write-downs (see Note 3)	17.1	13.8	17.3	7.6	2.6
Income taxes (see Note 4)	5.0	0.8	1.2	11.5	5.1

Shareholders’ equity under IFRS	2,050.8	2,084.9	2,367.4	2,606.2	3,022.5
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in the Company’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.
As of January 1, 2006, ASML applies ASC 718 “Compensation- Stock Compensation” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as the Company recognizes compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under U.S. GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in the Company’s share price do not affect the deferred tax asset recorded in the Company’s financial statements.

Note 2 Development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production.
Under U.S. GAAP, ASML applies ASC 730, “Research and Development”. In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.
Note 3 Reversal of write-downs
Under IFRS, ASML applies IAS 2 (revised), “Inventories”. In accordance with IAS 2, reversal of a prior period write-down as a result of a subsequent increase in value of inventory should be recognized in the period in which the value increase occurs.
Under U.S. GAAP, ASML applies ASC 330 Inventory. In accordance with ASC 330 reversal of a write-down is prohibited as a write-down creates a new cost basis.
Note 4 Income taxes
Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.
Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	This press release is unaudited.

[2]	Numbers have been rounded.

[3]	As of January 1, 2010 ASML consolidates the Special Purpose Entity which owns ASML’s headquarters located in The Netherlands. The comparative figures have been adjusted to reflect this change in accounting policy. As of January 1, 2010 the total impact on Property, plant and equipment and Long-term debt amounts to EUR 36.7 million.